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                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                                 www.kinross.com
                                                               Tel: 416 365 5123
[LOGO] KINROSS                                                 Fax: 416 363 6622
                                                         Toll Free: 866-561-3636
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                                                                   PRESS RELEASE


             KINROSS WILL NOT PROCEED WITH TSOKOL DEPOSIT IN RUSSIA DECISION DOES NOT AFFECT CURRENT MINING OPERATIONS IN RUSSIA

JANUARY 25, 2005...TORONTO, ONTARIO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross" or the "Company") informed employees and local government officials that it would not proceed with the development of the Tsokol vein located near the Kubaka mill. Tsokol represented roughly 158,000 oz. of proven and probable reserves in Kinross' December 31, 2003 reserve report. These reserves will be reclassified as resources in 2004.

Omolon management is currently re-working their mine plans based on this announcement. Should closure of the Kubaka operation become the best alternative, this would take place only after completing the mining and milling of the Birkachan open pit and Central Zone Kubaka underground ore body, and the milling of the existing Kubaka stockpiles. This would provide feed for the mill for approximately 12 months. Closure would take place over an additional 12-month period. Development of the Birkachan underground deposit is still being considered.

Contrary to recent reports in the Russian and Canadian press, the decision reached was not due to deteriorating relations with the Magadan Administration, but due to insufficient return on the investment in the Tsokol project. The decision was influenced, however, by what Kinross perceives to be an unpredictable tax climate.

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For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL              TRACEY M. THOM
VICE PRESIDENT                   MANAGER
INVESTOR RELATIONS               INVESTOR RELATIONS
Tel.  (416) 365-7254             Tel. (416) 365-1362



THIS PRESS RELEASE INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING POTENTIAL MINERALIZATION AND RESERVES, EXPLORATION RESULTS AND FUTURE PLANS AND OBJECTIVES OF KINROSS GOLD CORPORATION, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM KINROSS' EXPECTATIONS ARE DISCLOSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN KINROSS' DOCUMENTS FILED FROM TIME TO TIME WITH THE TORONTO STOCK EXCHANGE, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND OTHER REGULATORY AUTHORITIES.